SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 16)

                       AMPAL - AMERICAN ISRAEL CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
                        ---------------------------------
                         (Title of Class and Securities)

                                   032015 10 9
                        ---------------------------------
                      (CUSIP Number of Class of Securities)

                           Kenneth L. Henderson, Esq.
                 Robinson Silverman Pearce Aronsohn & Berman LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 541-2000

                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 25, 2002
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 032015-10-9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Rebar Financial Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*
     N/A
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

     This statement constitutes Amendment No. 16 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp., a British Virgin Islands corporation with a principal place of business and principal office located at Wickhams Cay, Road Town, Tortola, British Virgin Islands ("Rebar"), in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the
Schedule 13D.

Item 4. Purpose of Transaction.

     On April 25, 2002, the closing provided for in the Stock Purchase Agreement between Rebar and Y.M. Noy Investments Ltd. (the "Purchaser"), previously reported in Amendments 14 and 15 to the Schedule 13D, was held. At the closing, Rebar sold all of its shares of the Issuer to the Purchaser, in accordance with the terms of the Stock Purchase Agreement.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         REBAR FINANCIAL CORP.

                                         By:/s/ Raz Steinmetz
                                           -------------------------
                                           Name:  Raz Steinmetz
                                           Title: President

Dated: April 26, 2002